                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-13488

            This Prospectus Supplement should be read in conjunction
                    with the Prospectus dated May 22, 2001.
                                  $750,000,000

                             (STATE OF ISRAEL LOGO)

                         4.625% Bonds due June 15, 2013
                         ------------------------------
     This is an offering by the State of Israel of an aggregate of $750,000,000 4.625% bonds due June 15, 2013. The full faith and credit of Israel will be pledged for the due and punctual payment of all principal and interest on the bonds.

     Interest on the bonds will be payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2003. The bonds will be issued only in denominations of $1,000 and integral multiples of $1,000.

     Application has been made to list the bonds on the Luxembourg Stock
Exchange.
                         ------------------------------

                                                                Per
                                                                Bond        Total
                                                              --------   ------------
Public Offering Price.......................................   99.163%   $743,722,500
Commissions.................................................    0.300%   $  2,250,000
Proceeds to the State of Israel (before expenses)...........   98.863%   $741,472,500

     The public offering price set forth above does not include accrued interest, if any. Interest on the bonds will accrue from June 13, 2003 and must be paid by the purchaser if the bonds are delivered after June 13, 2003.
                         ------------------------------
     NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE LUXEMBOURG STOCK EXCHANGE NOR ANY FOREIGN GOVERNMENTAL AGENCY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------
     The bonds are expected to be delivered in book-entry form only to purchasers through The Depository Trust Company, Clearstream Banking, Luxembourg, societe anonyme, and the Euroclear System on or about June 13, 2003.
                         ------------------------------
CITIGROUP                                                        LEHMAN BROTHERS
BEAR, STEARNS & CO. INC.
          DEUTSCHE BANK SECURITIES
                     GOLDMAN, SACHS & CO.
                               HSBC
                                         MERRILL LYNCH & CO.
                                                MORGAN STANLEY
                                                       UBS INVESTMENT BANK
                         ------------------------------
                   Prospectus Supplement dated June 10, 2003

     On June 10, 2003, the Bank of Israel foreign exchange representative rate for U.S. dollars was 4.414 New Israeli Shekels, or NIS, per U.S. dollar. For a discussion of the convertibility of the NIS, see "Balance of Payments and Foreign Trade -- Foreign Exchange Controls and International Reserves" in Exhibit D to Israel's Form 18-K.

                              OFFICIAL STATEMENTS

     Information included in this prospectus supplement, the accompanying prospectus and in the registration statement relating to the bonds that is identified as being derived from a publication of Israel or one of its agencies or instrumentalities or the Bank of Israel is included on the authority of that publication as a public official document of Israel or the Bank of Israel. All other information in this prospectus supplement, the accompanying prospectus and in the registration statement, other than the information included under the caption "Underwriting", is included as a public official statement made on the authority of the Director General of the Ministry of Finance of Israel, in his official capacity.

     Israel accepts responsibility for the contents of the prospectus and the prospectus supplement. Israel, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Israel and the bonds which is material in the context of the issue and offering of the bonds, and that, to the best of Israel's knowledge and belief, there are no other facts the omission of which would make any such information materially misleading.

     A Description of the State of Israel is contained in Exhibit D to the Annual Report of the State of Israel on Form 18-K for the fiscal year ended December 31, 2001, which is incorporated by reference in the prospectus. Except as described under "Recent Developments" in this prospectus supplement, there have been no material adverse changes that would affect the information about the State of Israel included in the Description.

                           FORWARD LOOKING STATEMENTS

     Israel has made forward looking statements in the prospectus supplement and the prospectus. Statements that are not historical facts are forward looking statements. These statements are based on Israel's current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events.

     Forward looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

     - External factors, such as:

      - the security situation;

      - economic growth abroad, particularly in the United States;

      - the global high-tech market;

      - interest rates in financial markets outside Israel;

      - impact of changes in the credit rating of Israel; and

      - regional economic and political conditions.

     - Internal factors, such as:

      - general economic and business conditions in Israel;

      - present and future exchange rates of the Israeli currency;

      - foreign currency reserves;

      - level of domestic debt;

      - domestic inflation;

      - level of budget deficit;

      - level of foreign direct and portfolio investment; and

      - level of Israeli domestic interest rates.

                              RECENT DEVELOPMENTS

POLITICAL DEVELOPMENTS

     General elections for the 16th Knesset were held on January 28, 2003. The following table sets forth the official results of the general elections by number of Knesset seats won:

PARTY*                                                         NUMBER OF SEATS
------                                                         ---------------
Likud.......................................................          40
Avoda (Labor) -- Meimad.....................................          19
Shinui......................................................          15
Sephardi Torah Guardians (Shas).............................          11
Ihud Leumi -- Israel Beitenu................................           7
Meretz......................................................           6
National Religious Party (Mafdal)...........................           6
United Torah Judaism (Agudah)...............................           5
Am Echad (One Nation).......................................           3
Democratic List for Peace and Equality (Hadash).............           3
B.L.D. (National Democratic Alliance).......................           3
R.A.M. (United Arab List)...................................           2
                                                                     ---
TOTAL.......................................................         120

---------------

* Does not include parties that received less than 1.5% of the total vote and therefore hold no seats in the current Knesset.

     Prime Minister Ariel Sharon formed a new coalition government on February 27, 2003, consisting of the Likud party (into which the Yisrael B'Aliyah party was previously merged), the Shinui party, the National Religious Party (Mafdal) and the Ihud Leumi -- Israel Beitenu party. Former Prime Minister Benjamin Netanyahu was named Minister of Finance in the new coalition government.

     Prior to the 1996 elections, Israeli citizens voted for a particular party and its slate of legislative candidates, which included that party's candidate for Prime Minister in the top slot. From 1996-March 2001, the Prime Minister was elected by a direct vote, separate from, but simultaneous with, the vote for a party slate. In March 2001 the election system was changed once again. Beginning with the elections held on January 28, 2003, the system reverted to one that is similar to the one that was in effect until 1996, with voters choosing a party slate.

INTERNATIONAL RELATIONS

     Since September 2000 relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in the areas administered by the Palestinian Authority, which has resulted in terror attacks against Israeli targets and citizens both in Israel and in the areas administered by the Palestinian Authority. The appointment of Mahmoud Abbas, also known as Abu Mazen, as Prime Minister of the Palestinian Authority was approved by the Palestinian Legislative Council in late April 2003. Israel views his appointment as a positive development.

     A performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, was prepared by the United States, the United Nations, the European Union and Russia and was released on April 30, 2003. The first phase of the Road Map requires the immediate cessation of violence by the Palestinians, the implementation by Palestinians of comprehensive political reforms, the withdrawal by Israel from areas administered by the Palestinian Authority that have been occupied by Israel since September 28, 2000, and the dismantling of settlement outposts erected since March 2001. The second phase of the Road Map, which would begin upon satisfactory performance of the obligations outlined in the first phase by both the Palestinians and Israel, contemplates the creation of a temporary Palestinian state with provisional borders and an elected government. The third and final phase of the Road Map would include the negotiation of a final agreement relating to the creation of a permanent Palestinian state. On May 25, 2003, Israel approved the Road Map. On June 4, 2003, a summit meeting was held in Aqaba, Jordan among United States President George W. Bush, Palestinian Prime Minister Mahmoud Abbas and Israeli Prime Minister Ariel Sharon to discuss the Road Map. While the Road Map has been accepted by both Israel and the Palestinian Authority, implementation of the Road Map faces a number of obstacles, including opposition by certain groups.

THE ECONOMY

     Gross Domestic Product ("GDP") per capita in 2002 was $15,770. GDP for the year ended December 31, 2002 decreased by 1.0%, following a 0.9% decrease in the year ended December 31, 2001. The decrease in GDP in 2002 stemmed from a decrease in most of the demand components, including private consumption, fixed investment, exports and imports, and was partially offset by a steep increase in public consumption, mainly resulting from increased military expenditures. The domestic security situation in Israel and the global slowdown in demand for high-tech imports continued to be the main factors affecting economic activity in Israel in 2002. GDP increased by 2.5% (annualized) in the first quarter of 2003, resulting from a 5.5% increase in exports and a 28.7% decrease in imports.

     Business sector product decreased by 3.1% in 2002; in the first quarter of 2003, however, business sector product increased by 3.1%. In 2002, GNP was equal to NIS 472,412 million, compared to NIS 455,706 million in 2001.

     Exports of goods and services (excluding ships, aircraft and diamonds) declined by 5.8% in 2002. The decline was caused mainly by the slowdown in the United States economy (which receives approximately 31% of Israel's exports of goods) and by the global slowdown in the high-tech sector, which accounts for approximately 50% of Israel's total exports. In the last quarter of 2002 and in the first quarter of 2003, however, exports showed early signs of recovery, increasing by 5.2% and 5.5%, respectively (seasonally adjusted data, in each case compared with the immediately preceding quarter). Total net exports in 2002 and 2001 were $25,758.8 million and $25,698.2 million, respectively. Agricultural exports in 2002 were equal to approximately $611.4 million, compared to $630.4 million in 2001, while industrial exports were equal to approximately $18,440.0 million in 2002, compared to $19,561.6 million in 2001. Trade with the Americas constituted approximately 44.9% of Israel's exports in 2002 compared to 43.0% in 2001, while trade with the European Union constituted approximately 24.7% of Israel's exports in 2002, compared to approximately 26.3% in 2001.

     Imports of goods (excluding ships, aircraft, diamonds and fuel) declined in 2002 by 5.0% after a decline of 6.1% in 2001. Imports decreased by 2.5% in the first quarter of 2003 (seasonally adjusted data, in each case compared with the immediately preceding quarter). Total net imports in 2002 and 2001 were $32,556.6 million and $32,696.2 million, respectively. Imports of consumer goods were equal to approximately $4,334.9 million in 2002, compared to $4,656.5 million in 2001, while imports of production inputs (excluding diamonds) were equal to $15,788.7 million in 2002, compared to $16,453.2 million in 2001. Imports of investment goods were equal to approximately $5,767.0 million in 2002, compared to $6,586.3 million in 2001. Imports to Israel from the European Union constituted approximately 40.8% in 2002, compared to 41.8% in 2001, while imports from the Americas constituted approximately 20.9% of Israel's imports in 2002, compared to approximately 22.1% in 2001.

     Manufacturing decreased by 6.3% and 2.8% in real terms in 2001 and 2002, respectively. The declines in 2001 and 2002 were mainly due to changes in the production of electronic components and communications equipment, which are two of the largest segments of the manufacturing sector.

     Tourism, which plays an important role in the Israeli economy, decreased in the January -- April 2003 period by 14.6% (tourist arrivals by air, compared with the same period in 2002), after decreasing by 26.6% in 2002 and 45.8% in 2001. Receipts from foreign tourism in 2002 decreased to $2.1 billion (2.1% of GDP) compared to $2.5 billion in 2001 (2.2% of GDP) and $3.9 billion in 2000 (3.4% of GDP). The domestic security situation in Israel continued to be the main factor affecting tourism activity in Israel in 2002.

     The average unemployment rate in 2002 was 10.3% compared to 9.3% in 2001. The unemployment rate increased to 10.8% in the first quarter of 2003 as a result of a sharp increase in the labor force participation rate from 54.2% in the last quarter of 2002 to 54.6% in the first quarter of 2003. The number of employees in the first quarter of 2003 increased by 0.55% compared to the last quarter of 2002. The impact of the recession was reflected in real wages, which have declined steadily since the third quarter of 2001 in all main industries, and which declined by 5.7% in real terms in 2002.

     The year-end inflation rate for 2002 measured by the consumer price index was 6.5%, which outpaced the 2-3% inflation target for 2002 and exceeded the 1.4% year-end inflation rate for 2001. The increase in the consumer price index in 2002 represented a marked deviation from the 0.9% annual average year-end inflation rate of the prior three years. The increase of the consumer price index in 2002 was due primarily to the depreciation of the Shekel in the first half of the year. As a result of steep increases in the Bank of Israel key interest rate in June and July 2002, the consumer price index rose by a moderate 0.2% in the second half of 2002, compared to a 6.3% increase in the first half of 2002. Inflation during the first four months of 2003 was 0.6% (1.8% at an annual rate), and the inflation target for 2003 is 1-3%.

     Foreign currency reserves grew from $8.3 billion at the end of 1995 to $23.7 billion at the end of 2002. Israel has not maintained gold reserves since 1992.

FOREIGN INVESTMENT

     Net investment in Israel by nonresidents during 2002 totaled $3.8 billion, compared to $4.8 billion in 2001. Net investment by nonresidents includes direct foreign investments, investments in Israeli securities traded on the Tel Aviv Stock Exchange and on foreign exchanges, direct credit to residents (excluding suppliers of trade finance), and deposits by nonresidents in Israeli banks. Foreign direct investment decreased from $3.8 billion in 2001 to $1.5 billion in 2002.

THE CURRENT ACCOUNT

     The current account deficit remained stable at $2.1 billion in 2002, compared to a current account deficit of $2.3 billion in 2001. In the second half of the 1990s the current account deficit decreased steadily, mainly as a result of an improvement in Israel's terms of trade and a greater increase in exports than the increase in imports.

THE FINANCIAL SYSTEM

     In June 2002, in view of the accelerated depreciation of the Shekel, unrest in the financial markets and higher inflation, the Bank of Israel increased its key interest rate by 190 basis points (from 4.6% to 6.5%). In July 2002, the Bank of Israel increased the key interest rate by another 260 basis points (from 6.5% to 9.1%). The Bank of Israel key interest rate remained at 9.1% through December 2002. In January 2003, after inflation expectation declined to below the upper limit of the inflation target, the 2003 budget was passed in the Knesset and the level of uncertainty in the markets appeared to have moderated, the Bank of Israel reduced the key interest rate by 20 basis points to 8.9%. The Bank of Israel further reduced the key interest rate by another 20 basis points, to 8.7%, in April 2003 and by 30 basis points, to 8.4%, in May 2003. In June 2003, the Bank of Israel further reduced the key interest rate by 40 basis points to 8.0%.

PUBLIC FINANCE

     The budget deficit as a percentage of GDP decreased from 4.5% in 2001 to 3.85% in 2002. The forecasted budget deficit for 2003 is 4.0%-5.0% and the budget targets for each of 2004 and 2005 are 2.5%-3.0% and 2.0%-2.5%, respectively. In 2002, despite lower than expected revenues, which partially stemmed from the decrease in tax collections, and increased defense expenditures, the Government met its revised 2002 budget deficit target. This was made possible as a result of a number of budget adjustments made in 2002, including government expenditure cuts, an increase in Value Added Tax and the abolishment of the income ceiling for the National Insurance contributions and health tax. The decline in wages and the purchase of durable goods by consumers both contributed to the decrease in tax collections in 2002.

     Actual revenues and grants to Israel under the 2001 budget were equal to NIS 170.0 billion at current prices while revenues and grants under the 2002 original State Budget were equal to NIS 185.4 billion at current prices. Actual gross expenditures and lending by Israel under the 2001 budget were equal to NIS
186.5 billion at current prices while gross expenditures and lending by Israel under the 2002 original State Budget were equal to NIS 197.6 billion.

     The original State Budget for 2003 is NIS 269.8 billion and the deficit target for 2003 is 3.0% of GDP. The main components of the 2003 budget are: the implementation of the June 2002 tax reform program, an increase in infrastructure investment, a NIS 8.7 billion budget cut, the implementation of budgetary reforms in the Ministry of Defense, and the implementation of certain labor market reforms. The 2003 original State Budget forecasts revenues and grants to Israel equal to NIS 189.9 billion and gross expenditures and lending by Israel equal to NIS 201.7 billion.

     In early 2003, as a result of further decline in tax collections and in order to support rapid recovery and long-term sustainable growth, a comprehensive economic plan was submitted to the Knesset. The comprehensive economic plan includes NIS 11 billion in estimated budget adjustments (2.2% of GDP), which consist mostly of budget cuts and significant long-term structural economic reforms. The reforms are intended to reduce the size of the public sector and reduce wages, accelerate the implementation of the tax reforms, add restrictions on private bills with fiscal consequences, reform pension funds, reform the capital markets, enhance privatization of government companies, and improve the investment infrastructure. Labor unions in Israel held general strikes in May 2003 to protest the comprehensive economic plan, particularly the public sector wage and job reductions and the pension reform, but the Ministry of Finance reached an agreement with the labor unions on public sector wage and job reductions prior to the Knesset's adoption of the comprehensive economic plan on May 28, 2003. The comprehensive economic plan is currently being implemented.

     A tax reform program, which includes labor tax reductions, capital income taxation, the abolishment of certain tax exemptions, global taxation and incentives for investments in the high-tech sector, was approved by the Knesset in June 2002. Implementation of the tax reform program began in January 2003. This tax reform program follows the implementation of a previous tax reform program focusing on the real estate sector.

     Net public debt as of December 31, 2002 was NIS 430.8 billion (86.9% of GDP), of which NIS 12.7 billion was foreign debt, compared to net public debt of NIS 393.7 billion as of December 31, 2001. Net public debt as a percentage of GDP has declined over the last ten years to approximately 86.9% of GDP in 2002.

     In April 2003, the United States approved $9 billion in loan guarantees for the State of Israel. The loan guarantees are to be issued in the fiscal years 2003-2005. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

     The date of this Supplement is June 10, 2003. Figures for 2003 are provisional and are subject to year-end adjustments.

                                 STABILIZATION

     In connection with this offering, Citigroup Global Markets Inc. and Lehman Brothers Inc. or their respective affiliates may overallot or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail for a limited period. In the United Kingdom, Lehman Brothers International (Europe) or any person acting for it shall effect such transactions. However, none of the transactions described in this paragraph are required and such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

                                USE OF PROCEEDS

     Israel will use the net proceeds from the sale of the securities offered hereby, estimated to be $741,302,500 after deducting offering expenses payable by Israel, for the general purposes of the State.

                            DESCRIPTION OF THE BONDS

     The following description of the particular terms of the bonds supplements the more general description of the debt securities contained in the accompanying prospectus. The bonds will be "Securities" as described in the "Description of the Securities" in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls.

     Investors should read this section together with the section entitled "Description of the Securities" in the accompanying prospectus. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section. Israel qualifies the description of the bonds by reference to the fiscal agency agreement. Israel will file forms of the fiscal agency agreement, the underwriting agreement and the bond as exhibits to its Annual Report on Form 18-K.

GENERAL

     The bonds:

     - will be limited initially in aggregate principal amount to $750,000,000;

     - will be issued as a series under a fiscal agency agreement between Israel and Citibank, N.A., as fiscal agent;

     - will be issued in U.S. dollars in denominations of $1,000 and integral multiples of $1,000;

     - will mature on June 15, 2013, at par;

     - will not be redeemable prior to maturity; and

     - will not be subject to any sinking fund.

     The fiscal agency agreement does not limit the amount of other debt securities which may be issued thereunder. Israel may from time to time, without notice to or the consent of the registered holders of these bonds, issue further bonds which will form a single series with these bonds. These further bonds will have the same terms as to status, redemption and otherwise as these bonds and will rank equally with these bonds in all respects, except for the payment of interest accruing prior to the issue date of these further bonds or except for the first payment of interest following the issue date of these further bonds.

FISCAL AGENT

     The bonds will be issued pursuant to a fiscal agency agreement dated March 13, 2000, between Israel and Citibank, N.A., as fiscal agent. The fiscal agency agreement will govern the duties of the fiscal agent. The fiscal agent is an agent of Israel, not a trustee for the holders of the bonds and, unlike a trustee, does not have the responsibility or duty to act for the holders of the bonds. You may obtain a copy of the fiscal agency agreement, free of charge, at the office of the listing agent in Luxembourg and at the offices listed in the prospectus under the heading "Where You Can Find More Information About the State of Israel".

     In addition, so long as the bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Israel will maintain a listing, transfer and paying agent in Luxembourg.

Israel has initially appointed Kredietbank S.A. Luxembourgeoise to serve as its listing, transfer and paying agent.

     Israel may at any time appoint a new fiscal agent. Israel will promptly provide notice (as described under "-- Notices") of the termination or appointment of, or of any change in the office of the fiscal agent or the listing, paying or transfer agent.

     Israel may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

INTEREST

     The bonds will bear interest at the rate of 4.625% per year. Interest will accrue from June 13, 2003, or from the most recent interest payment date to which interest has been paid or provided for. Israel will make interest payments semiannually on June 15 and December 15 of each year, with the first interest payment being made on December 15, 2003. Israel will make interest payments to the person in whose name the bonds are registered at the close of business on the June 1 and December 1 before the next interest payment date.

     If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at that place of payment. "Business Day" means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment.

     Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months.

BOOK-ENTRY SYSTEM

     Israel has obtained the information in this section concerning The Depository Trust Company, Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that Israel believes to be reliable, including from the Depository Trust Company, Euroclear and Clearstream, Luxembourg, and Israel takes responsibility for the accurate reproduction of this information. Israel takes no responsibility, however, for the accuracy of this information. The Depository Trust Company, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Israel nor the fiscal agent will be responsible for the performance of the obligations of the Depository Trust Company, Euroclear and Clearstream, Luxembourg under their respective rules and procedures. Israel and the fiscal agent shall not be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

     The bonds will initially be represented by one or more fully registered global bonds. Each global bond will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto and registered in the name of Cede & Co., DTC's partnership nominee.

     You may hold your interests in the global bonds in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in those systems or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests in the global bonds on behalf of their respective participating organizations or customers through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold those positions in customers' securities accounts in the depositaries' names on the books of DTC.

     So long as DTC or its nominee is the registered owner of the global securities representing the bonds, DTC or that nominee will be considered the sole owner and holder of the bonds for all purposes of the bonds and the fiscal agency agreement. Except as provided below, owners of beneficial interests in the bonds will not be entitled to have the bonds registered in their names, will not receive or be entitled to receive physical delivery of the bonds in definitive form and will not be considered the owners or holders of the bonds under the fiscal agency agreement, including for purposes of receiving any reports delivered by Israel or the fiscal agent under the fiscal agency agreement. Accordingly, each person owning a beneficial interest in a bond must rely on the procedures of DTC or its nominee and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of bonds.

     Unless and until Israel issues the bonds in fully certificated form under the limited circumstances described below under "Book-Entry
System -- Certificated Bonds":

     - you will not be entitled to receive a certificate representing your interest in the bonds;

     - all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

     - all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the bonds, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the bonds. The bonds will be issued as fully registered bonds registered in the name of Cede & Co. DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants' accounts, thereby eliminating the need for physical movement of securities certificates.

     Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks, trust companies and clearing corporations, can also access the DTC system if they maintain a custodial relationship with a direct participant.

     If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, bonds, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

     Purchases of bonds under DTC's system must be made by or through direct participants, which will receive a credit for the bonds on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in bonds, except as provided below in "Book-Entry System -- Certificated Bonds".

     To facilitate subsequent transfers, all bonds deposited by direct participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds. DTC's records reflect only the identity of the direct participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

CLEARSTREAM, LUXEMBOURG AND EUROCLEAR

     Clearstream, Luxembourg and Euroclear will record the ownership interests of their participants in much the same way as DTC.

     Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry transfers between their accounts. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Customers of Clearstream, Luxembourg are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. U.S. customers of Clearstream, Luxembourg are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer.

     Euroclear advises that it was created in 1968 and that it clears and settles transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interface with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., referred to as the "Euroclear Operator", under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation, referred to as the "Cooperative". All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

BOOK-ENTRY FORMAT

     Under the book-entry format, the fiscal agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the bonds on your behalf. Israel and the fiscal agent under the fiscal agency agreement have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The fiscal agent will not recognize you as a holder under the fiscal agency agreement, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised Israel that it will only take action regarding a bond if one or more of the direct participants to whom the bond is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge bonds to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your bonds.

     Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the fiscal agency agreement on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect those actions on its behalf through DTC.

     DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the bonds among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

TRANSFERS WITHIN AND AMONG BOOK-ENTRY SYSTEMS

     Transfers between DTC's direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

     DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

     Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

     Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of bonds among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

SAME-DAY SETTLEMENT AND PAYMENT

     The underwriters will settle the bonds in immediately available funds. Israel will make principal and interest payments on the bonds in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC's Same Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity, if any, in the bonds.

CERTIFICATED BONDS

     Unless and until they are exchanged, in whole or in part, for bonds in definitive form in accordance with the terms of the bonds, the bonds may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor. The bonds cannot be partially exchanged into definitive bonds.

     Israel will issue bonds to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

     - Israel advises the fiscal agent in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the fiscal agent or Israel is unable to locate a qualified successor within 90 days;

     - an event of default has occurred and is continuing under the fiscal agency agreement; or

     - Israel, at its option, elects to terminate the book-entry system through DTC.

     If any of the three above events occurs, DTC is required to notify all direct participants that bonds in fully certificated registered form are available through DTC. DTC will then surrender the global bond representing the bonds along with instructions for re-registration. The fiscal agent will re-issue the bonds in fully certificated registered form and will recognize the registered holders of the certificated bonds as holders under the fiscal agency agreement.

     In the event individual certificates for the bonds are issued, the holders of such bonds will be able to receive payment on the bonds and effect transfers of the bonds at the offices of the Luxembourg paying agent. Israel has appointed Kredietbank S.A. Luxembourgeoise as paying agent in Luxembourg with respect to the bonds in individual certificated form, and as long as the bonds are listed on the Luxembourg Stock Exchange, Israel will maintain a paying agent in Luxembourg.

NOTICES

     The fiscal agent will mail notices by first class mail, postage prepaid, to each registered holder's last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to Cede & Co., as the registered holder of the bonds, unless Israel reissues the bonds to you or your nominees in fully certificated form.

     In addition, if the bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the fiscal agent will publish notices regarding the bonds, including notice of any modification, in a daily newspaper of general circulation in Luxembourg. Israel expects that this newspaper will be the Luxembourg Wort. If publication in Luxembourg is not practical, the fiscal agent will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the fiscal agent may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

REPLACEMENT OF BONDS

     If any mutilated bond is surrendered to the fiscal agent, Israel will execute and the fiscal agent will authenticate and deliver in exchange for such mutilated bond a new bond of the same series and principal amount. If the fiscal agent and Israel receive evidence to their satisfaction of the destruction, loss or theft of any bond and such security or indemnity as may be required by them, then Israel shall execute and the fiscal agent shall authenticate and deliver, in lieu of such destroyed, lost or stolen bond, a new bond of the same series and principal amount. All expenses associated with issuing the new bond shall be borne by the owner of the mutilated, destroyed, lost or stolen bond.

PRESCRIPTION

     Under New York's statute of limitations, any legal action to enforce Israel's obligation to pay principal and interest under the bonds must be commenced within six years after payment is due. Thereafter Israel's payment obligations will generally become unenforceable.

GOVERNING LAW

     The fiscal agency agreement and the bonds for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

                             UNITED STATES TAXATION

     The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of a bond is based upon the advice of Arnold & Porter, special United States counsel to the State. It deals only with bonds held as capital assets by their initial purchasers. This summary does not discuss all of the tax consequences that may be relevant to a particular holder in light of the holder's circumstances or to holders subject to special rules, such as:

     - dealers in securities or currencies,

     - banks, life insurance companies, and tax-exempt organizations,

     - traders in securities that elect to mark to market,

     - persons that hold bonds as part of a hedging transaction or a position in a straddle or conversion transaction, and

     - persons whose functional currency is not the U.S. dollar.

     This summary does not address tax consequences under the laws of any state, locality or foreign jurisdiction. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended ("Code") and regulations, rulings and judicial decisions thereunder as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below. You should consult your own tax advisors concerning the federal income tax consequences of the purchase, ownership or disposition of bonds in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdictions.

     United States Holders. As used herein, the term "United States Holder" means a holder of a bond that is:

     - an individual citizen or resident of the United States,

     - a corporation or other entity created in or under the laws of the United States or any state thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     Payments of interest on a bond will be taxable to a United States Holder as ordinary interest income at the time that interest accrues or is received (in accordance with the United States Holder's method of accounting for tax purposes). Interest on a bond will be treated as foreign source income for United States federal income tax purposes, but, with certain exceptions, will be treated separately, together with other items of "passive income" or "financial services income," for purposes of computing the foreign tax credit allowable under the United States federal income tax laws.

     A United States Holder's tax basis in a bond will be the purchase price of the bond. A United States Holder generally will recognize gain or loss on the sale or retirement of a bond equal to the difference between the amount realized on the sale or retirement and the tax basis of the bond. Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a bond will be capital gain or loss. That gain or loss will be long-term capital gain or loss if the bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Limitations apply to the ability of United States Holders to offset capital losses against ordinary income. Any gain or loss recognized by a

United States Holder on the sale or retirement of a bond generally will constitute income from or loss allocable to sources within the United States for United States federal income tax purposes.

     Non-United States Holders. Under United States federal income tax law as currently in effect, and subject to the discussion of "backup" withholding below, a holder that is not a United States Holder (a "Non-United States Holder") will not be subject to United States federal income tax, including withholding tax, on payments of interest on the bonds unless:

     - the holder of the bonds is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or

     - the holder of the bonds has an office or other fixed place of business in the United States to which the interest is attributable and the interest either:

      - is derived in the active conduct of a banking, financing or similar business within the United States or

      - is received by a corporation the principal business of which is in trading stocks or securities for its own account, and certain other conditions exist.

     Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax on any gain realized on the sale or retirement of a bond, unless:

     - the gain is effectively connected with the conduct by the holder of a trade or business within the United States, or

     - in the case of a Non-United States Holder who is an individual, that holder is present in the United States for a total of 183 days or more during the taxable year in which that gain is realized and either:

      - the gain is attributable to an office or fixed place of business maintained in the United States by that holder or

      - the holder has a tax home in the United States.

     The bonds will be deemed to be situated outside the United States for purposes of the United States federal estate tax and thus will not be includable in the gross estate for purposes of that tax in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

     Backup Withholding and Information Reporting. In general, information reporting requirements will apply to payments within the United States to non-corporate United States Holders of interest on a bond and, under certain circumstances, to the proceeds of the sale of a bond. "Backup withholding" at varying rates will apply to those payments if the United States Holder (i) fails to provide an accurate taxpayer identification number (on an IRS Form W-9 or substantially similar form), (ii) is notified by the IRS that he has failed to report all interest and dividends required to be shown on its federal income tax return, or (iii) fails to certify, when required, that he is not subject to backup withholding.

     In general, Non-United States Holders will be required to provide certification of their status as Non-United States Holders (on an IRS Form W-8BEN or substantially similar form) in order to be exempt from these withholding and reporting requirements, provided the payor does not have actual knowledge that the holder is a United States person. The proceeds of a disposition of a security through a U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-United States Holder certifies that it is a Non-United States Holder under penalties of perjury or otherwise establishes that it qualifies for an exemption. Information reporting (but not backup withholding) will apply to a Non-United States Holder who sells a bond through:

     - a non-United States branch of a United States broker, or

     - a non-United States office of a broker that is a controlled foreign corporation for United States purposes, that is a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or that is a foreign partnership with certain connections with the United States, in either case unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge that the payee is a United States person.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax liability if the required information is properly furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Israel has entered into an underwriting agreement, dated June 10, 2003, with respect to the bonds with underwriters for whom Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as representatives. Subject to the terms and conditions set forth in the underwriting agreement the underwriters have severally agreed to purchase the principal amount of bonds set forth opposite their respective names:

                                                              Principal Amount
Underwriters                                                      of Bonds
------------                                                  ----------------
Citigroup Global Markets Inc................................    $322,500,000
390 Greenwich Street
New York, New York 10013
Lehman Brothers Inc.........................................    $322,500,000
745 Seventh Avenue
New York, New York 10019
Bear, Stearns & Co. Inc.....................................      15,000,000
383 Madison Avenue
New York, NY 10179
Deutsche Bank Securities Inc................................      15,000,000
60 Wall Street
New York, NY 10005
Goldman, Sachs & Co.........................................      15,000,000
85 Broad Street
New York, NY 10004
HSBC Securities (USA) Inc...................................      15,000,000
452 5th Avenue
New York, NY 10018
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................      15,000,000
4 World Financial Center
New York, NY 10080
Morgan Stanley & Co. Incorporated...........................      15,000,000
1585 Broadway
New York, NY 10036
UBS Securities LLC..........................................      15,000,000
1285 Avenue of the Americas
New York, NY 10019
                                                                ------------
                                                                $750,000,000
                                                                ============

     The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the bonds is subject to certain conditions, including the delivery of certain legal opinions by their counsel. Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the bonds covered by the underwriting agreement if any are taken. Subject to the conditions set forth in the underwriting agreement, each underwriter has agreed to purchase the bonds set forth opposite its name in the above table at a discount from the price indicated on the cover page of this prospectus supplement, and to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and possibly to certain dealers at that price less a selling concession not in excess of 0.175% of the principal amount of the bonds. The underwriters may allow, and these dealers may reallow, a concession to certain other dealers not in excess of 0.0875% of the principal amount of the bond. After the initial offering of the bonds, the underwriters may from time to time vary the offering price and these concessions.

     In connection with this offering, Citigroup Global Markets Inc. and Lehman Brothers Inc. or their respective affiliates (the "Stabilizing Underwriters") may overallot or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail for a limited period. In the United Kingdom, Lehman Brothers International (Europe) or any person acting for it shall effect such transactions. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those underwriters and affiliates may bid for or purchase bonds for the purpose of stabilizing the market price. The Stabilizing Underwriters also may create a short position for the account of the underwriters by selling more bonds in connection with this offering than they are committed to purchase from Israel. In that case, the Stabilizing Underwriters may purchase bonds in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the bonds at a level above that which might otherwise prevail in the open market. However, none of the transactions described in this paragraph are required and such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

     Neither Israel nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the bonds. In addition, neither Israel nor any of the underwriters makes any representation that any of the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

     Israel will pay transaction expenses, estimated to be approximately $170,000, not including the underwriting discount. The underwriters have agreed to reimburse Israel for certain expenses incurred in connection with this offering.

     Israel has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The underwriters and their affiliates have from time to time, directly or indirectly, provided investment and/or commercial banking or financial advisory services to Israel, for which they have received customary fees and commissions, and expect to provide these services to Israel in the future, for which they expect to receive customary fees and commissions. Citigroup Global Markets Inc. is an affiliate of Citibank, N.A., the fiscal agent.

                             OFFERING RESTRICTIONS

UNITED KINGDOM

     Each underwriter represents and undertakes that it has complied with and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

                        LISTING AND GENERAL INFORMATION

LISTING

     Application has been made to list the bonds on the Luxembourg Stock
Exchange.

     The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, makes no representation as to their accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

     Offers and sales of the bonds are subject to restrictions in relation to the United Kingdom, details of which are set out in the section titled "Offering Restrictions". The distribution of this prospectus supplement and the accompanying prospectus and the offering of the bonds in certain other jurisdictions may also be restricted by law.

CLEARING

     The bonds have been accepted for clearance through Clearstream, Luxembourg and Euroclear and have been allocated the following codes: Common Code No. 017064916, International Security Identification Number (ISIN) US46513EFD94 and CUSIP No. 46513E FD 9.

DUE AUTHORIZATION

     Israel has authorized the creation and issue of the bonds pursuant to State Property Law 5711-1951.

LITIGATION

     Neither Israel nor any governmental agency of Israel is involved in any litigation or arbitration or administrative proceeding relating to claims or amounts which are material in the context of the issue of the bonds and which would materially and adversely affect Israel's ability to meet its obligations under the bonds and the fiscal agency agreement with respect to the bonds. No such litigation or arbitration or administrative proceeding is pending, or, so far as Israel is aware, threatened.

DOCUMENTS RELATING TO THE BONDS

     Copies of the fiscal agency agreement, including the form of bonds, may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the specified office of the fiscal agent and paying agents. Each amendment to its annual report on Form 18-K or each subsequent annual report on Form 18-K that Israel files with the Securities and Exchange Commission after the date of this prospectus supplement but before the end of the offering of the bonds is considered part of and incorporated by reference in this prospectus supplement. You may obtain a copy of all such documents, free of charge, at the office of the listing agent in Luxembourg or at the offices listed in the prospectus under the heading "Where You Can Find More Information About the State of Israel". In addition, the Securities and Exchange Commission maintains an Internet site that contains reports and other information regarding issuers, like Israel, that file electronically with the Commission (www.sec.gov).

                             VALIDITY OF THE BONDS

     Arnold & Porter, New York, New York and Washington, D.C., United States counsel to Israel, and Yemima Mazouz, Adv., Legal Advisor to the Ministry of Finance of the State of Israel, will pass upon the validity of the bonds for Israel. Cravath, Swaine & Moore LLP, New York, New York and Meitar, Liquornik, Geva & Co., Ramat Gan, Israel, represent the underwriters. As to all matters of Israeli law, Arnold & Porter may rely on the opinion of the Legal Advisor to the Ministry of Finance and Cravath, Swaine & Moore LLP may rely on the opinions of Meitar, Liquornik, Geva & Co. and the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in the prospectus and this prospectus supplement have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon her authority.

PROSPECTUS

                                STATE OF ISRAEL

                                DEBT SECURITIES

                         ------------------------------

     The State of Israel may offer up to U.S.$1,500,000,000 (or its equivalent in other currencies) aggregate principal amount of its Securities.

     Israel will offer the Securities from time to time as separate issues. Israel will provide a prospectus supplement describing the amounts, prices and terms of the Securities it is offering.

     Israel may sell the Securities directly, through agents designated from time to time or through underwriters or dealers.

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS OR THAT INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH INFORMATION.

The date of this prospectus is May 22, 2001.

                               TABLE OF CONTENTS

Where You Can Find More Information.........................    2
Use of Proceeds.............................................    3
Description of the Securities...............................    3
Governing Law...............................................    7
United States Taxation......................................    7
Plan of Distribution........................................   10
Official Statements.........................................   10
Validity of the Securities..................................   11
Authorized Representative...................................   11

                      WHERE YOU CAN FIND MORE INFORMATION
                           ABOUT THE STATE OF ISRAEL

     Israel is not subject to the informational requirements of the Securities Exchange Act of 1934. Israel files Annual Reports with the Securities and Exchange Commission on a voluntary basis. These reports include certain financial, statistical and other information concerning Israel. Israel may also include exhibits to its Annual Reports and file amendments to its Annual Reports. You may inspect and copy these reports at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     The Securities and Exchange Commission allows Israel to "incorporate by reference" into this prospectus the information Israel files with it, which means that important information can be disclosed to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Securities and Exchange Commission will update this information. Israel incorporates by reference its Annual Report on Form 18-K dated June 21, 2000, and any future Annual Reports and amendments to Annual Reports, including in both cases exhibits, filed with the Securities and Exchange Commission until this offering is completed.

     You may request a copy of these filings, at no cost, by writing to or telephoning Israel's Consul and Chief Fiscal Officer for the Western Hemisphere at the following address:

                               Ministry of Finance
                               800 Second Avenue, 17(th) floor
                               Government of Israel
                               New York, NY 10017
                               Telephone: (212) 499-5710
                               Facsimile: (212) 499-5715

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, the State of Israel will use the net proceeds from the sale of the Securities offered hereby for general purposes of the State.

                         DESCRIPTION OF THE SECURITIES

     The Securities will be issued pursuant to a fiscal agency agreement between Israel and a fiscal agent.

     The following is a summary of certain terms of the Securities. Israel will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. Those terms may include:

     - the principal amount of the Securities;

     - the price of the Securities;

     - the stated maturity date on which Israel must repay the Securities;

     - the rate of any interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

     - the dates when any interest payments will be made;

     - whether and in what circumstances Israel may redeem the Securities before maturity;

     - the currency in which Israel may pay the Securities and any interest; and

     - any other terms of the Securities.

STATUS OF THE SECURITIES

     The Securities will be direct, general and unconditional obligations of Israel. The full faith and credit of Israel will be pledged for the due and punctual payment of all principal and interest on the Securities.

     The Securities of each series will rank equally with each other, without any preference among themselves. The payment obligations of Israel under the Securities will at all times rank at least equally with all other payment obligations of Israel relating to unsecured, unsubordinated external indebtedness. For purposes of this paragraph, "external indebtedness" means any indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than the currency of Israel, and "indebtedness" means all obligations of Israel in respect of money borrowed and guarantees given by Israel in respect of money borrowed by others.

GLOBAL BONDS

     The Securities of each series will be represented by one or more fully registered global bonds. The global bonds will be deposited with or on behalf of The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC.

     Limitation on Your Ability to Obtain Securities Registered in Your Name. A global bond will not be registered in the name of any person other than DTC or its nominee. Similarly, a global bond will not be exchanged for Securities that are registered in the name of any person other than DTC or its nominee. An exception to these restrictions would be made only if:

     - DTC notifies Israel that it is unwilling, unable or no longer qualified to continue to act as the depository and Israel has not appointed a replacement depositary;

     - At any time Israel decides it no longer wishes to have all or part of the Securities represented by a global bond; or

     - A default occurs that entitles the holders of the Securities to accelerate the maturity date and such default has not been cured.

In those circumstances, DTC will determine in whose names to register any certificated (physical) Securities issued in exchange for a global bond. Any such Securities will be denominated in principal amounts of $1,000 or integral multiples of $1,000.

     DTC or its nominee will be considered the sole owner and holder of a global bond for all purposes. As a result:

     - You cannot get Securities registered in your name for so long as they are represented by a global bond;

     - You cannot receive certificated (physical) Securities in your name in exchange for your beneficial interest in a global bond;

     - You will not be considered to be the owner or holder of a global bond or any Securities represented by that global bond for any purpose;

     - You cannot assert any right of a holder of the Securities unless you are authorized by DTC and the participant through which you hold your beneficial interest; and

     - All payments on a global bond will be made to DTC or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global bond. These laws may limit your ability to sell or transfer your beneficial interest in the global bond to these types of purchasers.

     Beneficial Interests in and Payments on Global Bond. Institutions that have accounts with DTC or a nominee of DTC, such as securities brokers and dealers, are called participants. Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in a global bond. DTC keeps records of the ownership and transfer of beneficial interests in securities that DTC holds for its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in such securities by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in a global bond will be kept.

     Israel will make principal and interest payments on Securities represented by a global bond to DTC or its nominee. When DTC receives payment of principal or interest on a global bond, DTC is expected to credit its participants' accounts in amounts that correspond to their respective beneficial interests in that global bond. In turn, after the participants' accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global bond in amounts that correspond to the owners' respective beneficial interests in the global bond.

     DTC and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global bond. DTC and its participants may change these policies and procedures. Israel has no responsibility or liability for the records of owners of beneficial interests in a global bond, or for payments made or not made to owners of beneficial interests in a global bond. Also, Israel is not responsible for maintaining, supervising or reviewing those records or payments. Israel has no responsibility or liability for any aspect of the relationship between DTC and its participants or for any aspect of the relationship between participants and owners of beneficial interests in a global bond.

     The giving of notices and other communications by DTC to participants and by participants to owners of beneficial interests in a global bond will be arranged among themselves, subject to any statutory or regulatory requirements. Neither DTC nor its nominee will consent or vote with respect to any Securities. Under its usual procedures, DTC would mail an omnibus proxy to Israel with respect to any vote or consent, assigning the consenting or voting rights of DTC's nominee to those participants to whose account Securities are credited on the date for determining the holders entitled to consent or vote.

     Settlement of and Trading in Global Bond. Beneficial interests in a global bond will trade in DTC's settlement system, which is a "same-day" (immediate) funds system. Israel does not know what effect the same-day funds settlement system will have on trading activity in beneficial interests in a global bond.

     If any date on which principal or interest is due to be paid is not a business day, Israel may pay interest on the next day that is a business day but no additional interest will accrue on that payment. For this purpose, business day means any day, other than a Saturday or Sunday, on which banks in The City of New York are not required or authorized by law or executive order to be closed.

GENERAL

     Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to Israel. The holders of those Securities may thereafter look only to Israel for any payment. Securities will become void unless holders present them payment within five years after their maturity date.

     Israel may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is not a trustee for the holders of the Securities and does not have the same responsibilities or duties to act for such holders as would a trustee. Israel may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

DEFAULT; ACCELERATION OF MATURITY

     Any of the following events will be an event of default with respect to any series of Securities:

     (1) if Israel defaults 30 days in any payment of principal or interest on any Securities of that series;

     (2) if Israel fails to perform any other obligation under the Securities of that series, an event of default would occur if that failure is materially prejudicial to the interests of the holders of the Securities of that series and it continues for 60 days after the holder of any Security of that series has given written notice to the fiscal agent requiring the default to be remedied; or

     (3) if Israel declares a moratorium with respect to the payment of principal of or interest on the Securities of that series which is materially prejudicial to the interests of the holders of the Securities of that series.

     If an event of default described in clause (1) or (3) above occurs with respect to any series of Securities, each holder of Securities of that series will have the right to declare the principal of and any accrued interest on those Securities it holds immediately due and payable.

     If an event of default described in clause (2) above occurs with respect to any series of Securities, the holders of not less than 25% in principal amount of all Securities of that series then outstanding, will have the right to declare the principal of and any accrued interest on all the Securities of that series then outstanding immediately due and payable. Securities held by Israel or on its behalf will not be considered "outstanding" for this purpose.

     Holders of Securities may exercise these rights only by giving a written demand to Israel and the fiscal agent at a time when the event of default is continuing.

PURCHASE OF SECURITIES BY ISRAEL

     Israel may at any time purchase any Securities in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of Israel may be held, resold or cancelled.

TAXATION BY ISRAEL; ADDITIONAL AMOUNTS

     Israel will make all payments of principal and interest in respect of the Securities free and clear of, and without withholding or deducting any present or future taxes imposed by or within Israel, unless required by law. In that event, Israel will pay additional amounts so that the holders of the Securities of a series receive the amounts that would have been received by them had no withholding or deduction been required. Israel will not be required to pay any additional amount with respect to any Security to or on behalf of a holder where the holder is liable to pay such taxes in respect of that Security because the holder has some connection with Israel other than the mere holding of that Security or the receipt of principal and interest. Any holder who wants to receive these additional amounts would have to present the Security for payment within 30 days of when payment is due. If the fiscal agent has not received the full amount of the money payable on or prior to the due date, then any holder who wants to receive the additional amounts would have until 30 days after the date that the holders have been notified that the fiscal agent has received the money to present the Security for payment. If no additional amount would be payable on a Security presented for payment on the 30th day after the payment was due, then any holder presenting that Security for payment after the 30th day will only be entitled to the payment due, but not to any additional amount. This 30-day period will not start until Israel has paid to the fiscal agent the amount of the payment due.

     Any reference to "principal" or "interest" on the Securities includes any additional amounts which may be payable on those Securities.

MODIFICATIONS

     With the written consent of the holders of more than 50% in aggregate principal amount of the outstanding Securities of a series, Israel and the fiscal agent may modify, amend or supplement the terms of the Securities of that series or, insofar as affects the Securities of that series, the fiscal agency agreement, in any way. Holders of more then 50% of the aggregate principal amount of any series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the Securities of that series to be made, given or taken by holders of Securities of that series. No such action may, without the consent of the holder of each Security of a series:

     - change the due date for the payment of the principal of, or any installment of interest on, any Security of that series,

     - reduce the principal amount of any Securities of that series,

     - reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any Security,

     - reduce the interest rate on any Security of that series,

     - change the currency in which any amount in respect of the Securities of that series is payable,

     - reduce the proportion of the principal amount of the Securities of that series that is required for any request, demand, authorization, direction, notice, consent, waiver or other action, or

     - change the obligation of Israel to pay additional amounts.

     Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.

     Israel and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the fiscal agency agreement or the Securities of that series for the purpose of

     - adding to the covenants of Israel,

     - surrendering any right or power conferred upon Israel,

     - securing the Securities of that series pursuant to the requirements of the Securities or otherwise;

     - curing any ambiguity, or curing, correcting or supplementing any defective provision, contained in the fiscal agency agreement or in the Securities of any series or

     - amending the fiscal agency agreement or the Securities of that series in any manner that Israel and the fiscal agent may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

JURISDICTION, CONSENT TO SERVICE AND ENFORCEABILITY

     The State of Israel is a foreign sovereign government. Consequently, it may be difficult for you to sue Israel or to collect upon a judgment against Israel. Israel will irrevocably agree not to assert any defense based on immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the Securities which may be instituted by the holder of any Securities of any series in any federal court in the Southern District of New York, any state court in the City of New York or in any competent court in Israel. Israel has appointed the Chief Fiscal Officer-Western Hemisphere of the Ministry of Finance of the Government of Israel in New York, New York, as its authorized agent upon whom process may be served. This appointment is limited to any action arising out of or based on the Securities which the holder of any Securities may institute in any federal court in the Southern District of New York or any state court in the City of New York. The appointment will be irrevocable until Israel pays all amounts due or to become due on or in respect of all the Securities issuable under the fiscal agency agreement. If for any reason the authorized agent ceases to be able to act as Israel's authorized agent or no longer has an address in New York, Israel will appoint another person in New York as its authorized agent. The Chief Fiscal Officer for the Western Hemisphere is not the agent for service for actions under the United States federal securities laws or state securities laws and Israel's waiver of immunity does not extend to such actions. Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions. Under the laws of Israel, assets of Israel are immune from any form of execution.

                                 GOVERNING LAW

     The fiscal agency agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York. The laws of Israel will govern all matters governing authorization and execution of the Securities by Israel.

                             UNITED STATES TAXATION

     The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of a Security is based upon the advice of Arnold & Porter, special United States counsel to the State. It deals only with Securities held as capital assets by their initial purchasers. This summary does not discuss all of the tax consequences that may be relevant to a particular holder in light of the holder's circumstances or to holders subject to special rules, such as:

     - dealers in securities or currencies,

     - banks, life insurance companies, and tax-exempt organizations,

     - persons that hold Securities as part of a hedging transaction or a position in a straddle or conversion transaction, and

     - persons whose functional currency is not the U.S. dollar.

     This summary does not address tax consequences under the laws of any state, locality or foreign jurisdiction. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended ("Code") and regulations, rulings and judicial decisions thereunder as of the date of the prospectus. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below. You should consult your own tax advisors concerning the federal income tax consequences of the purchase, ownership or disposition of Securities in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdictions.

     United States Holders. As used herein, the term "United States Holder" means a holder of a Security that is:

     - a citizen or resident of the United States,

     - a corporation or other entity created in or under the laws of the United States or any state thereof,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     Payments of interest on a Security will be taxable to a United States Holder as ordinary interest income at the time that interest accrues or is received (in accordance with the United States Holder's method of accounting for tax purposes). Interest on a Security will be treated as foreign source income for United States federal income tax purposes, but, with certain exceptions, will be treated separately, together with other items of "passive income" or "financial services income," for purposes of computing the foreign tax credit allowable under the United States federal income tax laws.

     A United States Holder's tax basis in a Security will be the purchase price of the Security. A United States Holder generally will recognize gain or loss on the sale or retirement of a Security equal to the difference between the amount realized on the sale or retirement and the tax basis of the Security. Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Security will be capital gain or loss. That gain or loss will be long-term capital gain or loss if the Security was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Limitations apply to the ability of United States Holders to offset capital losses against ordinary income. Any gain or loss recognized by a United States Holder on the sale or retirement of a Security generally will constitute income from or loss allocable to sources within the United States for United States federal income tax purposes.

     Non-United States Holders. Under United States federal income tax law as currently in effect, and subject to the discussion of "backup" withholding below, a holder that is not a United States Holder (a "Non-United States Holder") will not be subject to United States federal income tax, including withholding tax, on payments of interest on the Securities unless:

     - the holder of the Securities is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or

     - the holder of the Securities has an office or other fixed place of business in the United States to which the interest is attributable and the interest either:

      - is derived in the active conduct of a banking, financing or similar business within the United States or

      - is received by a corporation the principal business of which is in trading stocks or securities for its own account, and certain other conditions exist.

     Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax on any gain realized on the sale or retirement of a Security, unless:

     - the gain is effectively connected with the conduct by the holder of a trade or business within the United States, or

     - in the case of a Non-United States Holder who is an individual, that holder is present in the United States for a total of 183 days or more during the taxable year in which that gain is realized and either:

      - the gain is attributable to an office or fixed place of business maintained in the United States by that holder or

      - the holder has a tax home in the United States.

     The Securities will be deemed to be situated outside the United States for purposes of the United States federal estate tax and thus will not be includible in the gross estate for purposes of that tax in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

     Backup Withholding and Information Reporting. In general, information reporting requirements will apply to payments within the United States to non-corporate United States Holders of interest on a Security and, under certain circumstances, to the proceeds of the sale of a Security. "Backup withholding" at a rate of 31% will apply to those payments if the United States Holder (i) fails to provide an accurate taxpayer identification number (on an IRS Form W-9 or substantially similar form), (ii) has failed to report all interest and dividends required to be shown on its federal income tax return, or (iii) fails to certify, when required, that he is not subject to backup withholding.

     Non-United States Holders who provide the requisite certification (on an IRS Form W-8BEN or substantially similar form) are generally exempt from these withholding and reporting requirements, provided the payor does not have actual knowledge that the holder is a United States person. The proceeds of a disposition of a security through a U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-United States Holder certifies that it is a Non-United States Holder under penalties of perjury or otherwise establishes that it qualifies for an exemption. Information reporting (but not backup withholding) will apply to a Non-United States Holder who sells a Security through:

     - a non-United States branch of a United States broker, or

     - a non-United States office of a broker that is a controlled foreign corporation for United States purposes, that is a person 50% or more of whose income is effectively connected with a

       United States trade or business for a specified period, or that is a foreign partnership with certain connections with the United States,

in either case unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge that the payee is a United States person.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's United States federal income tax liability if the required information is properly furnished to the Internal Revenue Service.

                              PLAN OF DISTRIBUTION

     Israel may sell the Securities: (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more institutional purchasers. Each prospectus supplement will include:

     - the names of any underwriters or agents,

     - the purchase price of the Securities of that series,

     - the net proceeds to Israel from the sale of such Securities,

     - any underwriting discounts, agent commissions or other items constituting underwriters' or agents' compensation, and

     - any discounts or concessions allowed or reallowed or paid to dealers.

     The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     Any underwriters or agents used in the sale may sell the Securities either on a "best efforts" or on a firm commitment basis. If the underwriters distribute Securities on a firm commitment basis, the underwriters will acquire the Securities for their own account and may resell the Securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriters at the time of sale. Israel may offer the Securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Securities offered thereby if any are purchased.

     Israel may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Israel.

                              OFFICIAL STATEMENTS

     Information included herein and the Registration Statement which is identified as being derived from a publication of Israel or one of its agencies of instrumentalities or the Bank of Israel is included on the authority of such publication as a public official document of Israel or the Bank of Israel. All other information herein and in the Registration Statement is included as a public official statement made on the authority of the Director General of the Ministry of Finance of Israel, in his official capacity.

                           VALIDITY OF THE SECURITIES

     The validity of the Debt Securities will be passed upon for Israel by Arnold & Porter, New York, New York and Washington, D.C., United States counsel to the State, and by Yemima Mazouz, Adv., Legal Advisor to the Ministry of Finance of the State of Israel. As to all matters of Israeli law, Arnold & Porter may rely on the opinion of the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in the Prospectus have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon her authority.

                           AUTHORIZED REPRESENTATIVE

     The Authorized Representative of the State of Israel in the United States of America is the Consul and Chief Fiscal Officer for the Western Hemisphere, Ministry of Finance of the State of Israel, 800 Second Avenue, 17th Floor, New York, New York 10017.

                                     ISSUER

                              Government of Israel
                              Ministry of Finance
                                1 Kaplan Street
                            Hakiria, Jerusalem 91131
                                     Israel

                        REGISTRAR, FISCAL, TRANSFER AND
                             PRINCIPAL PAYING AGENT

                                 Citibank, N.A.
                               5 Carmelite Street
                                London EC4Y 0PA

                        LUXEMBOURG LISTING, TRANSFER AND
                                  PAYING AGENT

                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                                 LEGAL ADVISORS

         TO ISRAEL:                                   TO THE UNDERWRITERS:
     as to Israeli law                                 as to Israeli law
    Yemima Mazouz, Adv.                            Meitar, Liquornik, Geva &
       Legal Advisor                                          Co.
    Ministry of Finance                           16 Abba Hillel Silver Street
      1 Kaplan Street                                      12th Floor
      Jerusalem 91131                                      Ramat Gan
           Israel                                            Israel
       as to U.S. law                                    as to U.S. law
      Arnold & Porter                             Cravath, Swaine & Moore LLP
      399 Park Avenue                                  825 Eighth Avenue
     New York, NY 10022                                New York, NY 10019

------------------------------------------------------
------------------------------------------------------

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the bonds offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
           Prospectus Supplement

Official Statements..................   S-2
Forward Looking Statements...........   S-2
Recent Developments..................   S-3
Stabilization........................   S-7
Use of Proceeds......................   S-8
Description of the Bonds.............   S-8
United States Taxation...............  S-15
Underwriting.........................  S-18
Offering Restrictions................  S-19
Listing and General Information......  S-19
Validity of the Bonds................  S-20

                Prospectus

Where You Can Find More Information
  About the State of Israel..........     2
Use of Proceeds......................     3
Description of the Securities........     3
Governing Law........................     7
United States Taxation...............     7
Plan of Distribution.................    10
Official Statements..................    10
Validity of the Securities...........    11
Authorized Representative............    11

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                                  $750,000,000

                             [STATE OF ISRAEL LOGO]
                         4.625% Bonds due June 15, 2013
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------
                                   CITIGROUP
                                LEHMAN BROTHERS
                            ------------------------
                            BEAR, STEARNS & CO. INC.
                            DEUTSCHE BANK SECURITIES
                              GOLDMAN, SACHS & CO.
                                      HSBC
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY
                              UBS INVESTMENT BANK
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